EXHIBIT 12

MINN DAK FARMERS COOPERATIVE
COMPUTATION OF RATIO OF NET PROCEEDS TO FIXED CHARGES
(IN THOUSANDS)

	Year Ended August 31,

	2006	2005	2004	2003	2002

Earnings:
Net proceeds before income taxes from continuing operations	76,096	88,088	107,909	109,663	84,224
Fixed charges, excluding capitalized interest, see below	3,544	2,899	2,920	3,326	3,742
Amortization of capitalized interest	106	106	106	94	94

Net Proceeds	79,746	91,093	110,935	113,083	88,060

Fixed Charges:
Interest Expense	3,544	2,899	2,920	3,326	3,742
Interest factor included in rentals (1)	0	0	0	0	0

Fixed charges, excluding capitalized interest	3,544	2,899	2,920	3,326	3,742
Interest capitalized	0	0	0	207	9

Fixed Charges	3,544	2,899	2,920	3,533	3,751

Ratio of net proceeds to fixed charges	22.50	31.42	37.99	32.01	23.48

(1)

The company does lease certain items, such as office equipment. Due to the proportionately small amounts involved, interest on such lease payments has not been included in the total of the company’s fixed charges of the calculation of this ratio.